                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)



                                (AMENDMENT NO. 3)



                               RENT-A-CENTER, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  76 009N 10 0
                                 (CUSIP Number)

                                SEPTEMBER 9, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

                      (Continued on the following page(s))

CUSIP No. 76 009N 10 0                13G/A
--------------------------------------------------------------------------------

 1)    Name of Reporting Person
       I. R. S. Identification No. of Above Persons (entities only)

       J. Ernest Talley
       SSN:  429 62 3515

--------------------------------------------------------------------------------

 2)    Check the Appropriate Box if a Member of a Group*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

 3)    SEC Use Only
--------------------------------------------------------------------------------

 4)    Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------

                         (5)         Sole Voting Power              4,507,974(1)
       Number of         -------------------------------------------------------
       Shares Bene-
       ficially          (6)         Shared Voting Power              420,191(2)
       Owned by          -------------------------------------------------------
       Reporting
       Person With       (7)         Sole Dispositive Power         4,507,974(1)
                         -------------------------------------------------------

                         (8)         Shared Dispositive Power         420,191(2)
--------------------------------------------------------------------------------

 9)    Aggregate Amount Beneficially Owned by Reporting Person      4,928,165(3)
--------------------------------------------------------------------------------


10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares*     [X]
--------------------------------------------------------------------------------


11)    Percent of Class Represented by Amount in Row (9)            19.9%(4)
--------------------------------------------------------------------------------


12)    Type of Reporting Person*                                    IN
--------------------------------------------------------------------------------

       (1)    Mr. Talley has sole voting and dispositive power with respect to
              (i) 1,903,166 shares held directly by him, (ii) 24,999 shares underlying stock options which are currently exercisable, (iii) 1,579,809 shares held by the Talley 1999 Trust, a trust organized under the laws of the State of Texas of which Mr. Talley is the sole trustee, and (iv) 1,000,000 shares held by Talley Partners, Ltd., a Texas limited partnership, whose sole general partner is Talley Management, Inc., a Texas corporation, an entity controlled by Mr. Talley.

       (2)    Represents shares held by Mary Ann Talley, Mr. Talley's spouse.

       (3) Mr. Talley beneficially owns (i) 1,903,166 shares held directly by him, (ii) 24,999 shares of Common Stock underlying stock options which are currently exercisable, (iii) 420,191 shares held by Mr. Talley's spouse, Mary Ann Talley, (iv) 1,579,809 shares held by the Talley 1999 Trust, of which the Mr. Talley serves as sole trustee, and (v) 1,000,000 shares held by Talley Partners, Ltd., whose sole general partner is Talley Management, Inc., an entity controlled by Mr. Talley.

       (4) Assumes a total of 24,716,358 shares outstanding, based on the amount reported in Rent-A-Center, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2000 plus 24,999 shares issuable upon the exercise of vested stock options held by Mr. Talley.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76 009N 10 0                13G/A
--------------------------------------------------------------------------------

 1)    Name of Reporting Person
       I. R. S. Identification No. of Above Persons (entities only)

       Talley 1999 Trust

--------------------------------------------------------------------------------

 2)    Check the Appropriate Box if a Member of a Group*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

 3)    SEC Use Only
--------------------------------------------------------------------------------


 4)    Citizenship or Place of Organization          Texas
--------------------------------------------------------------------------------

                         (5)         Sole Voting Power
       Number of         -------------------------------------------------------
       Shares Bene-
       ficially          (6)         Shared Voting Power           1,579,809 (1)
       Owned by          -------------------------------------------------------
       Reporting
       Person With       (7)         Sole Dispositive Power
                         -------------------------------------------------------

                         (8)         Shared Dispositive Power      1,579,809 (1)
--------------------------------------------------------------------------------


 9)    Aggregate Amount Beneficially Owned by Reporting Person
--------------------------------------------------------------------------------


10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares*     [ ]
--------------------------------------------------------------------------------


11)    Percent of Class Represented by Amount in Row (9)           6.4%(2)
--------------------------------------------------------------------------------


12)    Type of Reporting Person*                                   OO
--------------------------------------------------------------------------------

       (1) The Talley 1999 Trust has shared voting power with Mr. Talley, who has sole power to vote, direct the vote, dispose or direct the disposition of the 1,579,809 shares held by the Talley 1999 Trust by virtue of his position as sole trustee of the Talley 1999 Trust.

       (2) Assumes a total of 24,691,359 shares outstanding, based on the amount reported in Rent-A-Center, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

         The Schedule 13G filed with the Securities and Exchange Commission on February 14, 1997 (the "Original Schedule 13G") on behalf of J. Ernest Talley in connection with the common stock, par value $0.01 per share (the "Common Stock") of Rent-A-Center, Inc., a Delaware corporation (the "Company"), as amended by the Schedule 13G/A, filed on February 9, 1999, and the Schedule 13G/A, filed on September 14, 1999, is hereby amended to reflect the distribution of 420,191 shares of Common Stock of the Company (the "Transferred Shares") held by the Talley 1999 Trust, a trust organized under the laws of the State of Texas (the "Trust") to Mr. Talley's spouse pursuant to the terms of the Trust. Unless otherwise defined, all capitalized terms used herein shall have the same meanings set forth in the Original Schedule 13G.

Item 2(a) is hereby amended and restated to read as follows:

ITEM 2(a).    NAME OF PERSON FILING:

              Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Talley and the Trust hereby amend their respective Schedule 13Gs to reflect the distribution of 420,191 shares of Common Stock of the Company (the "Transferred Shares") from the Trust to Mr. Talley's spouse pursuant to the terms of the Trust.

              On September 9, 2000, the Trust distributed 420,191 shares of Common Stock to Mr. Talley's spouse, Mary Ann Talley, pursuant to the terms of the Trust. The Trust was established for the benefit of Mrs. Talley and certain of Mr. and Mrs. Talley's children. Mr. Talley is the sole trustee of the Trust and has the sole power to vote, direct the vote, dispose or direct the disposition of the remaining 1,579,809 shares of Common Stock held by the Trust.

              Mr. Talley and the Trust are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this amendment nor anything contained herein shall be deemed an admission by Mr. Talley or the Trust that a group exists.

Item 4 is hereby amended and restated to read as follows:

ITEM 4.       OWNERSHIP:

              Mr. Talley beneficially owns 4,928,165 shares of Common Stock of the Company (the "Shares"), approximately 19.9% of the Common Stock outstanding, consisting of (i) 1,903,166 shares of Common Stock owned directly by Mr. Talley, (ii) 24,999 shares of Common Stock underlying stock options which are currently exercisable, (iii) 420,191 shares of Common Stock held by Mr. Talley's spouse, Mary Ann Talley,

         (iv) 1,579,809 shares of Common Stock held by the Trust, of which the Mr. Talley serves as sole trustee with the sole power to vote, direct the vote, dispose or direct the disposition of such shares, and (v) 1,000,000 shares of Common Stock held by the Partnership, whose sole general partner is Talley Management, of which Mr. Talley owns 51% and which Mr. Talley has sole power to vote, direct the vote, dispose or direct the disposition of such 1,000,000 shares held by the Partnership by virtue of his control of Talley Management. Mr. Talley disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, of an aggregate of 326,184 shares of Common Stock held by his two sons, Mark A. Talley and Matthew D. Talley.



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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February   14, 2001                          /s/ J. Ernest Talley
         ----                                -----------------------------------
                                             J. Ernest Talley


                                             Talley 1999 Trust

                                             /s/ J. Ernest Talley
                                             -----------------------------------
                                             Name: J. Ernest Talley
                                             Title: Trustee



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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

  A                      Joint Filing Agreement